UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Euroseas Ltd. (the "Company") announcing the results of the Company's 2016 Annual Meeting of Shareholders held on June 24, 2016.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission (the "Commission") on March 31, 2014, as amended, and the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: June 27, 2016	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 99.1

EUROSEAS LTD. ANNOUNCES THE RESULTS
OF ITS 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Maroussi, Athens, Greece – June 27, 2016 – Euroseas Ltd. (NASDAQ: ESEA) (the "Company"), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, today announced the official results of its 2016 Annual General Meeting, held on June 24, 2016 at 10:30 a.m. local time in New York, NY USA.  The following proposals were approved by the Company's shareholders:

1.	Mr. Apostolos Tamvakakis and Mr. George Taniskidis were re-elected as Class C Directors to serve for a term of three years until the 2019 Annual Meeting of Shareholders ("Proposal One");

2.	An amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of between one-for-two and one-for-ten, inclusive, to be determined by the Company's Board of Directors in its discretion, and to authorize the Company's Board of Directors to implement the reverse stock split at any time prior to the Company's 2017 Annual Meeting of Shareholders by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Two"); and

3.	Deloitte Hadjipavlou, Sofianos & Cambanis S.A. was approved as the Company's independent auditors for the fiscal year ending December 31, 2016 ("Proposal Three").

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the Nasdaq Capital Market under the ticker symbol ESEA.

Visit our website www.euroseas.gr.  Information contained on our website does not constitute a part of this press release.

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com